BB 7/5

SEC MMISSION

06009070

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AB 7/8

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ (A)
PART III

SEC FILE NUMBER
8-52557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Woodward Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 East Maple Road, Suite 100
(No. and Street)

Birmingham (City) Michigan (State) 48009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Troszak (248) 961-2375
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Long Russell D.
(Name – *if individual, state last, first, middle name*)

P.O. Box 1475 (Address) Birmingham (City) Michigan (State) 48012-1475 (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL
E

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 26 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

AB 7/8/06

OATH OR AFFIRMATION

I, Douglas A. Troszak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Woodward Financial Corporation, as of Dec. 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kelly Ann Triewailer
Notary Public State Of Michigan
County Of Emmet
My Commission Expires March 30, 2011
Acting County of Oakland

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North Woodward Financial Corporation
Notes to Financial Statements
(See Accountant's Report)

SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies of North Woodward Financial Corporation ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These policies conform to generally accepted accounting principles.

NATURE OF BUSINESS:

The Company's primary business activity is the trading of securities as a broker-dealer.

RELATED BUSINESS ACTIVITIES:

The Company is related to other business entities through common ownership. These financial statements do not include any other related business entities that are under common ownership.

METHODS OF ACCOUNTING:

Assets, liabilities, revenue and expenses are recognized on the accrual method of accounting for financial statement presentation and an income tax method (cash basis) for the State of Michigan and for United States Federal income tax purposes.

COMPUTATION OF NET CAPITAL:

No material differences exist between prior (12/31/04) and current (12/31/05) net capital.